FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)
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26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)
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[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F |X|	FORM 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

YES |_|	NO |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not Applicable

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: January 10, 2003	ADVANCED SEMICONDUCTOR ENGINEERING, INC. By: /s/ Joseph Tung Name: Joseph Tung Title: Chief Financial Officer

Advanced Semiconductor Engineering, Inc.
FOR IMMEDIATE RELEASE

Contact: ASE, Inc. Joseph Tung, CFO / Vice President Freddie Liu, Assistant Vice President Tel: + 886-2-8780-5489 Fax: + 886-2-2757-6121 ir@aseglobal.com http://www.aseglobal.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC.
ANNOUNCES DECEMBER 2002 NET REVENUES

TAIPEI, TAIWAN, R.O.C., JANUARY 10, 2003 – ADVANCED SEMICONDUCTOR ENGINEERING, INC. (NYSE: ASX, TAIEX: 2311), announces its unaudited consolidated net revenues and the unaudited net revenues for its packaging operations in Kaohsiung for the month of December 2002.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)*

(NT$ Million)	Dec 2002	Nov 2002	Dec 2001	Sequential Change	YoY Change
Net Revenues	4,193	4,344	3,196	-3.5%	+31.2%

(NT$ Million)	Q4 2002	Q3 2002	Q4 2001	Sequential Change	YoY Change
Net Revenues	12,886	11,861	10,255	+8.6%	+25.7%

MONTHLY NET REVENUES FOR PACKAGING OPERATIONS IN KAOHSIUNG (UNAUDITED)

(NT$ Million)	Dec 2002	Nov 2002	Dec 2001	Sequential Change	YoY Change
Net Revenues	2,344	2,437	1,882	-3.8%	+24.6%

(NT$ Million)	Q4 2002	Q3 2002	Q4 2001	Sequential Change	YoY Change
Net Revenues	7,181	6,409	5,904	+12.1%	+21.6%

* Such consolidated net revenues include, in addition to net revenues of ASE Inc.'s packaging operations in Kaohsiung, net revenues of majority owned subsidiaries such as ASE Test Limited, ASE (Chung Li) Inc., ASE (Korea) Inc., ASE Holding Electronics (Philippines) Inc. and ASE Material Inc.